news release

New Assistive Technology Device Developed with eZiText®

Unique Keyboard features eZiText® Predictive Text Software from Zi Corporation

CALGARY, AB, October 29, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, has licensed its predictive text technology, eZiText®, to a pupil at the University of Massachusetts Lowell, who has invented a unique device for a man with cerebral palsy that enables quicker text input on his computer.

Electrical engineering student, Victor Piper created the device as part of The University of Massachusetts Lowell’s Assistive Technology Program, which encourages people with disabilities to contact them with requests for technological solutions to improve their daily life. Yeth John Kong, from Massachusetts, has cerebral palsy and approached the UML Assistive Technology Program to help improve the speed of his text input on his computer.

Victor was responsible for the design of a device and following one semester of research and development, created a keyboard with eZiText-enabled driver software that allows Yeth to enter text into his computer more rapidly.

Victor combined hardware and software ideas to create the perfect model. Victor found eZiText to be the most suitable for the project as it is compatible with interfaces with reduced keys, such as mobile phones, and has a proven track record of usability on a range of different devices, including gaming consoles such as the Nintendo Wii.

Milos Djokovic, President & Chief Executive Officer of Zi Corporation, said, "When Victor came to us for a solution to increase text entry speed, we knew eZiText could be the answer due to its flexibility and ability to work across multiple interfaces. Victor’s project is something completely different for us to be involved in and we are thrilled that he chose our software to develop a device that is of real value to someone in their every day life."

"The assistive technology program at UMass Lowell is extremely valuable to both the students and the community," said Victor. "It is great to know that I have made a difference to Yeth’s life with this device but I couldn’t have created it without Zi’s help and the great product they supplied me."

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType® for keyboard prediction with auto-correction; eZiText for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Brian Dolby / Emma Tagg
brian@bcspr.co.uk / emma@bcspr.co.uk
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (US business/financial media)
len@allencaron.com
+1 (949) 474 4300